#82-4222

NATIONAL
CHALLENGE
SYSTEMS INC.

02042534

June 27, 2002

British Columbia Securities Commission
P.O. Box 10142
Pacific Centre
9th Floor, 701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Attention: Exemptions and Orders

Dear Sirs:

Re: **NATIONAL CHALLENGE SYSTEMS INC.**

On behalf of National Challenge Systems Inc. enclosed are the following:

1. BC Form 45-902F and attached Schedule;
2. Cheque in the amount of $100.00 to cover your applicable filing fee;
3. Fee Checklist.

If you have any questions, please call me at **(604) 536-5357**. Please direct any correspondence to:

Bullock Consulting Ltd.
16493 26th Avenue
Surrey, B.C.
V3S 9W9
(Attention: Beverly J. Bullock)

Yours truly,

Beverly J. Bullock,
Corporate Secretary
/Encls.

dw 7/15

c.c. McCullough, O'Connor, Irwin
Attention: Victoria Steeves (w/encl. #1)
c.c. Securities & Exchange Commission - **#82-4222**
Attention: International Corporate Finance Dept. (w/encl. #1)

340 - 17 Fawcett Road
Coquitlam, BC, Canada
V3K 6V2

Tel: (604) 525-3555
Fax: (604) 525-8483
Toll Free: 1-888-525-5777

Systems for the Environment

SEC MAIL RECEIVED PROCESSING JUL 1 2002 WASH. D.C. 154 SECTION

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   NATIONAL CHALLENGE SYSTEMS INC.
   340 – 17 Fawcett Road
   Coquitlam, B.C., V3K 6V2
   (604) 525-3555

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The Issuer is a reporting issuer in British Columbia, Alberta and Ontario.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   The Issuer is listed on the Toronto Stock Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry dates.**

   725,000 common shares

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of* Securities to determine what restricted or seasoning period applies to the security.**

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/Total Purchase Price (Canadian $)	Exemptions Relied On	Length of any Restricted or Seasoning Period
Cambridge Capital Limited Anguilla, BWI	725,000	June 18, 2002	$1.02 (deemed)	s. 128(f) of the Rules	4 months from June 18, 2002, expiring on October 18, 2002

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Please see schedule attached

Full Name and Residential Address of Purchaser	Telephone Number and E-mail Address of Purchaser	Type of Security and Number Purchased	Exemption Relied On

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

Not Applicable

8. **Provide the following information for each person who is being compensated in connection with the *distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts,* commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Surrey, British Columbia this 25th day of June, 2002.

National Challenge Systems Inc.

Per:

[signature]

Beverly J. Bullock,
Corporate Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing the filing this report, please refer to FAQs at **www.bcsc.bc.ca**.

Notice – Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE

BC FORM 45-902f

6. Disclose the following information in a schedule to the Form 45-902F. The information is the schedule is not available to the public.

Full Name and Residential Address of Purchaser	**Telephone Number and E-mail Address of Purchaser**	**Type of Security and Number Purchased**	**Exemption Relied On**
Cambridge Capital Limited Villa Romeo, P.O. Box #772 The Valley, Anguilla BWI	264-497-8529	725,000 Common Shares	s. 128(f) of the Rules